                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)

                             VLSI TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  918270-10-9
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                        2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE:  (408) 765-8080
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                APRIL 13, 1995
                        (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                              Page 1 of 5 Pages

CUSIP No. 918270-10-9                   13D                 Page 2 of 5 Pages

______________________________________________________________________________

1.     NAME OF REPORTING PERSON                              Intel Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-1672743
______________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
______________________________________________________________________________

3.     SEC USE ONLY
______________________________________________________________________________

4.     SOURCE OF FUNDS                                         Working Capital
______________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
______________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
______________________________________________________________________________

   NUMBER OF            7.    SOLE VOTING POWER                      2,677,604
    SHARES                                                           (warrants)
 BENEFICIALLY           8.    SHARED VOTING POWER                          N/A
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                 2,677,604
 REPORTING                                                           (warrants)
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                     N/A
______________________________________________________________________________

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                        2,677,604
                                                                     (warrants)
______________________________________________________________________________

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
______________________________________________________________________________
13.     PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                               7%
______________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                             CO
______________________________________________________________________________

CUSIP No. 918270-10-9                 13D                  Page 3 of 5 Pages

        Intel Corporation ("Intel" or the "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on July 8, 1992 (the "Initial Statement") and previously amended on August 25, 1992, August 5, 1994, January 31, 1995, February 3, 1995, February 6, 1995,
February 14, 1995, February 17, 1995, March 2, 1995, March 9, 1995, March 13,
1995, March 20, 1995, and April 12, 1995, with respect to the common stock
(the "Common Stock"), of VLSI Technology, Inc. ("VLSI" or the "Issuer").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to Section 4 of the Stock and Warrant Purchase Agreement, dated August 25, 1992 (the "Agreement"), between Intel and VLSI, Intel is subject to certain standstill provisions and restrictions on transfer and voting with respect to its securities of VLSI. See the Agreement for a further description of these provisions.

        Between February 24, 1995 and April 13, 1995, Intel sold call options covering an aggregate of 2,630,000 shares of Common Stock. The strike prices of the call options range from $15.00 to $18.88 per share. All of the call options were sold in privately negotiated transactions. The call options can only be exercised on, and expire on, October 1, 1997.

        The call options, if exercised, will be settled in cash, and Intel will pay to the counterparties an amount equal to (a) the number of shares subject to the call option multiplied by (b) the positive amount, if any, determined by subtracting the call option strike price from the market price per share of the Common Stock on October 1, 1997 (the "Market Price"). No payment will be made under the call options if the Market Price is less than the strike price of the call options on the expiration date.

        Between March 7, 1995 and April 13, 1995, Intel purchased put options covering an aggregate of 2,630,000 shares of Common Stock. The strike prices of the put options range from $12.00 to $14.50 per share. All of the put options were purchased in privately negotiated transactions. The put options can only be exercised on, and expire on, October 1, 1997.

        The put options, if exercised, will be settled in cash, and the counterparties will pay to Intel an amount equal to (a) the number of shares subject to the put option multiplied by (b) the positive amount, if any, determined by subtracting the Market Price from the put option strike price. No payment will be made under the put options if the Market Price is greater than the put option strike price on the expiration date.

        The call and put options do not permit or obligate either party to purchase or sell shares of the Common Stock upon their exercise. Intel entered into the call and put options to reduce the investment risk associated with its rights under its warrants to purchase 2,677,604 shares of the Common Stock. Intel intends to engage in additional hedging activity, which may include the sale of additional call options and the purchase of additional put options, in connection with hedging the investment risk associated with its rights under the warrants.

        Exhibit 3.1 discloses the identity of the counterparties to, and the terms of, the call and put options.

Item 7.  Material to be Filed as Exhibits.

          *Exhibit 1,    Intel/VLSI Stock and Warrant Purchase Agreement

          *Exhibit 2.    Intel/VLSI Joint Press Release Dated July 8, 1992

           Exhibit 3.1   Schedule of Call and Put Options

         **Exhibit 3.2   Call and Put Option Agreements

          *Exhibit 4     Resolution Regarding Signature Authority

- --------------------
*    Previously filed.
** Documentation confirming sales of the call options and purchases of the put options is pending and will be filed by amendment.

CUSIP No. 918270-10-9                   13D                  Page 4 of 5 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 14, 1995.
                                            INTEL CORPORATION

                                            By    /s/  ARVIND SODHANI
                                                ------------------------------
                                                       Arvind Sodhani
                                                 Vice President and Treasurer

CUSIP No. 918270-10-9                    13D                   Page 5 of 5 Pages

                                  EXHIBIT 3.1
                        SCHEDULE OF CALL AND PUT OPTIONS

CALL OPTIONS

                                                           NUMBER OF                 EXPIRATION
  TRADE DATE                  COUNTERPARTY                  SHARES    STRIKE PRICE      DATE
  ----------           --------------------------          ---------  ------------   -----------
2/24/95                Union Bank of Switzerland ("USB")     140,000     $15.00        10/1/97
2/27/95                UBS                                    60,000     $15.00        10/1/97
3/1/95                 UBS                                   110,000     $15.00        10/1/97
3/1/95                 UBS                                    40,000     $15.00        10/1/97
3/1/95                 Lehman Brothers S.A.                1,000,000     $15.25        10/1/97
3/1/95                 UBS                                    20,000     $15.00        10/1/97
3/3/95                 UBS                                    65,000     $15.00        10/1/97
3/6/95                 UBS                                   100,000     $15.00        10/1/97
3/16/95                Lehman Brothers S.A.                  250,000     $17.50        10/1/97
3/27/95                Swiss Bank Corporation                125,000     $18.00        10/1/97
4/10/95                Swiss Bank Corporation                200,000     $18.00        10/1/97
4/11/95                Swiss Bank Corporation                200,000     $18.88        10/1/97
4/12/95                Swiss Bank Corporation                120,000     $15.00        10/1/97
4/13/95                Swiss Bank Corporation                200,000     $15.00        10/1/97
                                                           ---------
Total                                                      2,630,000

PUT OPTIONS

                                                           NUMBER OF                 EXPIRATION
  TRADE DATE                  COUNTERPARTY                  SHARES    STRIKE PRICE      DATE
  ----------           --------------------------          ---------  ------------   -----------
3/7/95                 Lehman Brothers S.A.                1,000,000     $12.00        10/1/97
3/8/95                 Lehman Brothers S.A.                  535,000     $12.00        10/1/97
3/16/95                Lehman Brothers S.A.                  250,000     $14.00        10/1/97
3/27/95                Swiss Bank Corporation                125,000     $14.00        10/1/97
4/10/95                Swiss Bank Corporation                200,000     $14.00        10/1/97
4/11/95                Swiss Bank Corporation                200,000     $14.50        10/1/97
4/12/95                Swiss Bank Corporation                120,000     $14.00        10/1/97
4/13/95                Swiss Bank Corporation                200,000     $14.00        10/1/97
                                                           ---------
Total                                                      2,630,000